DEXIA

Group

The Secretary-General

RECEIVED
2004 JUL 19 P 4:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04035611

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

June 7th, 2004

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press release of June 7th, 2004.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

Olivier Van Herstraeten
Secretary General
Dexia S.A.

dlw 7/20

PRESS RELEASE

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be

07/07/2004
1 p.

«MEDIA»
«NOM»

DEXIA WINS LEASEVERLIES CASE

Dexia is pleased with the judgment of the Court of Amsterdam today.

The Court definitely ruled out the global approach of Stichting Leaseverlies and Consumentenbond according to which all clients had been misled irrespective of the advertisement or brochure used.

The Court said that the alleged misleading character must be assessed for each advertisement on a case by case basis.

Leaseverlies and Consumentenbond had also asked the Court to decide that the damages to the share-leasing investors should be calculated for all clients in a general and standard manner. The Court also rejected this request.

The Court also delivered a judgment on the content of a newspaper advertisement for Winstverdriedubbelaar, which, according to Leaseverlies was a clear example. The Court judged that the advertisement in question was not misleading.